Exhibit 99.1

ZEEKR Reports Third Quarter 2024 Unaudited Financial Results

HANGZHOU, China, November 14, 2024 -- ZEEKR Intelligent Technology Holding Limited (“ZEEKR” or the “Company”) (NYSE: ZK), a global premium electric mobility technology company, today announced its unaudited financial results for the third quarter ended September 30, 2024.

Operating Highlights for the Third Quarter of 2024

•	Total vehicle deliveries were 55,003 units for the third quarter of 2024, representing a 51% year-over-year increase.

Deliveries	2024 Q3	2024 Q2	2024 Q1	2023 Q4
	55,003	54,811	33,059	39,657

Deliveries	2023 Q3	2023 Q2	2023 Q1	2022 Q4
	36,395	27,399	15,234	32,467

Financial Highlights for the Third Quarter of 2024

•	Vehicle sales were RMB14,401.3 million (US$2,052.2 million)[1] for the third quarter of 2024, representing an increase of 42.0% from the third quarter of 2023 and an increase of 7.2% from the second quarter of 2024.

•	Vehicle margin[2] was 15.7% for the third quarter of 2024, compared with 18.1% for the third quarter of 2023 and 14.2% for the second quarter of 2024.

•	Total revenues were RMB18,358.0 million (US$2,616.0 million) for the third quarter of 2024, representing an increase of 30.7% from the third quarter of 2023 and a decrease of 8.4% from the second quarter of 2024.

•	Gross profit was RMB2,941.8 million (US$419.2 million) for the third quarter of 2024, representing an increase of 28.5% from the third quarter of 2023 and a decrease of 14.7% from the second quarter of 2024.

•	Gross margin was 16.0% for the third quarter of 2024, compared with 16.3% for the third quarter of 2023 and 17.2% for the second quarter of 2024.

•	Loss from operations was RMB1,216.4 million (US$173.3 million) for the third quarter of 2024, representing a decrease of 19.3% from the third quarter of 2023 and a decrease of 29.3% from the second quarter of 2024. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP)[3] was RMB1,169.8 million (US$166.7 million) for the third quarter of 2024, representing a decrease of 20.8% from the third quarter of 2023 and an increase of 50.5% from the second quarter of 2024.

1 All conversions from Renminbi(“RMB”) to U.S. dollars (“US$”) are made at an exchange rate of RMB7.0176 to US$1.00, set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2024.

2 Vehicle margin is the margin of vehicle sales, which is calculated based on revenues and cost of revenues derived from vehicle sales only.

3 The Company’s non-GAAP financial measures exclude share-based compensation expenses. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this announcement.

•	Net loss was RMB1,139.1 million (US$162.3 million) for the third quarter of 2024, representing a decrease of 21.7% from the third quarter of 2023 and a decrease of 37.0% from the second quarter of 2024. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB1,092.6 million (US$155.7 million) for the third quarter of 2024, representing a decrease of 23.4% from the third quarter of 2023 and an increase of 26.3% from the second quarter of 2024.

Key Financial Results

(in RMB millions, except for percentages)

	2024 Q3	2024 Q2	2023 Q3	% Change [i]
				YoY		QoQ
Vehicle sales	14,401.3	13,438.2	10,143.7	42.0%		7.2%
Vehicle margin	15.7%	14.2%	18.1%	(2.4	)pts	1.5	pts

Total revenues	18,358.0	20,040.1	14,044.6	30.7%		(8.4)%
Gross profit	2,941.8	3,449.8	2,289.4	28.5%		(14.7)%
Gross margin	16.0%	17.2%	16.3%	(0.3	)pts	(1.2	)pts

Loss from operations	(1,216.4)	(1,721.0)	(1,507.8)	(19.3)%		(29.3)%
Non-GAAP loss from operations	(1,169.8)	(777.1)	(1,477.6)	(20.8)%		50.5%

Net loss	(1,139.1)	(1,808.8)	(1,455.7)	(21.7)%		(37.0)%
Non-GAAP net loss	(1,092.6)	(864.9)	(1,425.6)	(23.4)%		26.3%

[i]	Except for vehicle margin and gross margin, absolute changes instead of percentage changes are presented.

Recent Developments

Delivery Update

In October 2024, the Company delivered 25,049 vehicles, representing an increase of 92% from October 2023.

New Model Launches

On October 23, 2024, ZEEKR officially launched and commenced deliveries of the ZEEKR MIX, a five-seat, family-oriented vehicle. The ZEEKR MIX redefines the concept of an everyday driver, seamlessly combining ample space, outstanding safety, and agile handling. As the first model built on the Company’s SEA-M architecture, the ZEEKR MIX boasts up to 93% in-cabin space utilization, maximizing interior space through innovative packaging and a capsule-style exterior. Two front-row seats that can swivel 270 degrees and a movable central console enhance cabin versatility, enabling “9+N” cabin scenario modes and flexible seating arrangements.

CEO and CFO Comments

"Our performance remained strong and resilient this quarter, marked by record-high deliveries and successful new model launches,” said Mr. Andy An, ZEEKR’s chief executive officer. “In the third quarter, we set a new record with 55,003 vehicle deliveries, representing a 51% year-over-year increase, and reached an additional milestone in October with monthly deliveries of 25,049 units. Notably, the ZEEKR 7X’s deliveries exceeded 20,000 units within 50 days since its launch, marking a robust achievement in the highly competitive mainstream SUV market. As we expand our product lineup and strengthen each model’s position in its respective category, we are delivering ZEEKR’s ultimate driving experience to more users, further cementing ZEEKR’s industry leadership."

Mr. Jing Yuan, ZEEKR’s chief financial officer, added, "Our disciplined cost control measures, coupled with ongoing optimization of product structure, economies of scale, and technological innovation, drove a 30.7% year-over-year increase in revenue. Vehicle sales for the quarter grew by 42.0% and 7.2% year-over-year and quarter-over-quarter, respectively. Meanwhile, vehicle margin remained on an upward trajectory, rising to 15.7% in the third quarter of 2024, highlighting our consistent progress in profitability enhancement. Looking ahead, we will continue to consolidate resources, strengthen product capabilities, and expand our industry presence to propel our sustainable growth."

Financial Results for the Third Quarter of 2024

Revenues

•	Total revenues were RMB18,358.0 million (US$2,616.0 million) for the third quarter of 2024, representing an increase of 30.7% from RMB14,044.6 million for the third quarter of 2023 and a decrease of 8.4% from RMB20,040.1 million for the second quarter of 2024.

•	Revenues from vehicle sales were RMB14,401.3 million (US$2,052.2 million) for the third quarter of 2024, representing an increase of 42.0% from RMB10,143.7 million for the third quarter of 2023, and an increase of 7.2% from RMB13,438.2 million for the second quarter of 2024. The year-over-year increase was due to the increase in new product delivery volume, partially offset by the lower average selling price due to the different product mix and pricing strategy changes between the two quarters. The quarter-over-quarter increase was mainly attributable to the launch of the ZEEKR 7X new model in the third quarter of 2024 and the higher average selling price resulting from changes in product mix.

•	Revenues from sales of batteries and other components were RMB3,245.3 million (US$462.5 million) for the third quarter of 2024, representing a decrease of 1.3% from RMB3,288.8 million for the third quarter of 2023 and a decrease of 38.8% from RMB5,299.2 million for the second quarter of 2024. The revenues from sales of batteries and other components remained relatively stable compared with the third quarter of 2023. The quarter-over-quarter decrease was mainly driven by lower sales volume of battery packs in the domestic market.

•	Revenues from research and development service and other services were RMB711.4 million (US$101.4 million) for the third quarter of 2024, representing an increase of 16.2% from RMB612.1 million for the third quarter of 2023 and a decrease of 45.4% from RMB1,302.6 million for the second quarter of 2024. The year-over-year increase was mainly due to the increased sales of after-sales vehicle services. The quarter-over-quarter decrease was mainly due to the decreased sales of research and development services to related parties.

Cost of Revenues and Gross Margin

•	Cost of revenues was RMB15,416.2 million (US$2,196.8 million) for the third quarter of 2024, representing an increase of 31.1% from RMB11,755.2 million for the third quarter of 2023 and a decrease of 7.1% from RMB16,590.2 million for the second quarter of 2024. The year-over-year increase was mainly attributable to the increase in vehicle delivery volume and the quarter-over-quarter decrease was mainly attributable to the decrease in sales of batteries and other components.

•	Gross profit was RMB2,941.8 million (US$419.2 million) for the third quarter of 2024, representing an increase of 28.5% from RMB2,289.4 million for the third quarter of 2023 and a decrease of 14.7% from RMB3,449.8 million for the second quarter of 2024.

•	Gross margin was 16.0% for the third quarter of 2024, compared with 16.3% for the third quarter of 2023 and 17.2% for the second quarter of 2024. The gross margin remained relatively stable compared with the third quarter of 2023. The quarter-over-quarter decrease was mainly attributable to the decreased margins on batteries and other components.

•	Vehicle margin was 15.7% for the third quarter of 2024, compared with 18.1% for the third quarter of 2023 and 14.2% for the second quarter of 2024. The year-over-year decrease was primarily attributed to the lower average selling price of ZEEKR vehicles due to the different product mix and pricing strategy changes between the two quarters, partially offset by the procurement savings as the cost of auto parts and materials decreased. The quarter-over-quarter increase was mainly due to the change in product mix.

Operating Expenses

•	Research and development expenses were RMB1,966.2 million (US$280.2 million) for the third quarter of 2024, representing a decrease of 2.6% from RMB2,018.1 million for the third quarter of 2023 and a decrease of 25.1% from RMB2,623.5 million for the second quarter of 2024. Research and development expenses remained relatively stable compared with the third quarter of 2023. The quarter-over-quarter decrease was mainly due to a one-off, large quantity of share-based compensation expenses in the second quarter, conditioned on the Company’s initial public offering.

•	Selling, general and administrative expenses were RMB2,274.8 million (US$324.1 million) for the third quarter of 2024, representing an increase of 25.4% from RMB1,813.9 million for the third quarter of 2023 and a decrease of 12.7% from RMB2,604.7 million for the second quarter of 2024. The year-over-year increase was mainly due to increased expenses related to the expansion of offline channels in China and overseas as well as the marketing activities of the launch of new models. The quarter-over-quarter decrease was mainly due to a one-off, large quantity of share-based compensation expenses in the second quarter, conditioned on the Company’s initial public offering.

Loss from Operations

•	Loss from operations was RMB1,216.4 million (US$173.3 million) for the third quarter of 2024, representing a decrease of 19.3% from RMB1.507.8 million for the third quarter of 2023 and a decrease of 29.3% from RMB1,721.0 million for the second quarter of 2024.

•	Non-GAAP loss from operations, which excludes share-based compensation expenses from loss from operations, was RMB1,169.8 million (US$166.7 million) for the third quarter of 2024, representing a decrease of 20.8% from RMB1,477.6 million for the third quarter of 2023 and an increase of 50.5% from RMB777.1 million for the second quarter of 2024.

Net Loss and Net Loss Per Share

•	Net loss was RMB1,139.1 million (US$162.3 million) for the third quarter of 2024, representing a decrease of 21.7% from RMB1,455.7 million for the third quarter of 2023 and a decrease of 37.0% from RMB1,808.8 million for the second quarter of 2024.

•	Non-GAAP net loss, which excludes share-based compensation expenses from net loss, was RMB1,092.6 million (US$155.7 million) for the third quarter of 2024, representing a decrease of 23.4% from RMB1,425.6 million for the third quarter of 2023 and an increase of 26.3% from RMB864.9 million for the second quarter of 2024.

•	Net loss attributable to ordinary shareholders of ZEEKR was RMB1,226.3 million (US$174.7 million) for the third quarter of 2024, representing a decrease of 16.9% from RMB1,476.1 million for the third quarter of 2023 and a decrease of 44.0% from RMB2,190.2 million for the second quarter of 2024.

•	Non-GAAP net loss attributable to ordinary shareholders of ZEEKR, which excludes share-based compensation expenses from net loss attributable to ordinary shareholders, was RMB1,179.7 million (US$168.1 million) for the third quarter of 2024, representing a decrease of 18.4% from RMB1,445.9 million for the third quarter of 2023 and a decrease of 5.3% from RMB1,246.3 million for the second quarter of 2024.

•	Basic and diluted net loss per share attributed to ordinary shareholders were RMB0.48 (US$0.07) each for the third quarter of 2024, compared with RMB0.74 each for the third quarter of 2023 and RMB0.95 each for the second quarter of 2024.

•	Non-GAAP basic and diluted net loss per share attributed to ordinary shareholders were both RMB0.46 (US$0.07) each for the third quarter of 2024, compared with RMB0.72 each for the third quarter of 2023 and RMB0.54 each for the second quarter of 2024.

•	Basic and diluted net loss per American Depositary Share (“ADS[4]”) attributed to ordinary shareholders were RMB4.80 (US$0.68) each for the third quarter of 2024, compared with RMB9.51 each for the second quarter of 2024.

•	Non-GAAP basic and diluted net loss per ADS attributed to ordinary shareholders were RMB4.62 (US$0.66) each for the third quarter of 2024, compared with RMB5.41 each for the second quarter of 2024.

Balance Sheets

Cash and cash equivalents and restricted cash was RMB8,297.7 million (US$1,182.4 million) as of September 30, 2024.

Conference Call

The Company’s management will host an earnings conference call on Thursday, November 14, 2024, at 7:00 A.M. U.S. Eastern Time (8:00 P.M. Beijing/Hong Kong Time on the same day).

All participants who wish to join the call are requested to complete the online registration using the link provided below. After registration, each participant will receive by email a set of dial-in numbers, a passcode and a unique access PIN to join the conference call. Participants may pre-register at any time, including up to and after the call start time.

Participant Online Registration: https://dpregister.com/sreg/10194063/fdd5d5735e

A live webcast of the conference call will be available on the Company’s investor relations website at https://ir.zeekrlife.com/.

About ZEEKR

ZEEKR (NYSE: ZK) is a global premium electric mobility technology brand from Geely Holding Group. ZEEKR aims to create a fully integrated user ecosystem with innovation as a standard. ZEEKR utilizes Sustainable Experience Architecture (SEA) and develops its own battery technologies, battery management systems, electric motor technologies, and electric vehicle supply chains. ZEEKR's value is equality, diversity, and sustainability. Its ambition is to become a true mobility solution provider.

ZEEKR operates its R&D centers and design studios in Ningbo, Hangzhou, Gothenburg, and Shanghai and boasts state-of-the-art facilities and world-class expertise. Since ZEEKR began delivering vehicles in October 2021, the brand has developed a diversified product portfolio that primarily includes the ZEEKR 001, a luxury shooting brake; the ZEEKR 001 FR, a hyper-performing electric shooting brake; the ZEEKR 009, a pure electric luxury MPV; the ZEEKR 009 Grand, a four-seat ultra-luxury flagship MPV; the ZEEKR X, a compact SUV; the ZEEKR 7X, a premium electric five-seater SUV; the ZEEKR MIX; and an upscale sedan model. ZEEKR has announced plans to sell vehicles in global markets, and has an ambitious roll-out plan over the next 5 years to satisfy the rapidly expanding global EV demand.

4 Each ADS represents ten ordinary shares.

For more information, please visit https://ir.zeekrlife.com/.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, such as non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, non-GAAP basic and diluted net loss per ordinary share attributed to ordinary shareholders, non-GAAP basic and diluted net loss per ADS attributed to ordinary shareholders, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP Results” set forth in this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.0176 to US$1.00, the exchange rate on September 30, 2024, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referred to could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "future," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any duty to update such information, except as required under applicable law.

For Investor Enquiries

ZEEKR

Investor Relations

Email: ir@zeekrlife.com

For Media Enquiries

ZEEKR

Media Relations

Email: Globalcomms@zeekrlife.com

ZEEKR INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of
	December 31	September 30	September 30
	2023	2024	2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	3,260,670	5,640,993	803,835
Restricted cash	844,079	2,656,734	378,582
Notes receivable	487,851	952,108	135,674
Accounts receivable	1,104,450	2,096,355	298,728
Inventories	5,228,689	4,745,085	676,169
Amounts due from related parties	7,256,861	6,535,623	931,319
Prepayments and other current assets	2,294,508	2,711,024	386,317
Total current assets	20,477,108	25,337,922	3,610,624
Property, plant and equipment, net	2,914,274	3,265,370	465,312
Intangible assets, net	410,912	624,404	88,977
Land use rights, net	51,755	62,185	8,861
Operating lease right-of-use assets	2,443,545	2,225,175	317,085
Deferred tax assets	86,395	195,175	27,812
Long-term investments	459,794	629,383	89,686
Other non-current assets	273,717	367,752	52,404
Total non-current assets	6,640,392	7,369,444	1,050,137
TOTAL ASSETS	27,117,500	32,707,366	4,660,761

ZEEKR INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands)

	As of
	December 31	September 30	September 30
	2023	2024	2024
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term Borrowings	-	30,000	4,275
Accounts payable	4,104,717	3,589,418	511,488
Notes payable	5,504,945	12,474,151	1,777,552
Amounts due to related parties	16,355,902	15,008,230	2,138,656
Income tax payable	108,083	172,826	24,628
Accruals and other current liabilities	6,243,956	8,114,841	1,156,354
Total current liabilities	32,317,603	39,389,466	5,612,953
Long-term borrowings	-	414,630	59,084
Operating lease liabilities, non-current	1,807,159	1,577,950	224,856
Amounts due to related parties, non-current	1,100,000	-	-
Other non-current liabilities	563,001	540,082	76,961
Deferred tax liability	8,337	8,224	1,172
Total non-current liabilities	3,478,497	2,540,886	362,073
TOTAL LIABILITIES	35,796,100	41,930,352	5,975,026

SHAREHOLDERS' EQUITY
Ordinary shares	2,584	3,361	479
Convertible preferred shares	362	-	-
Shares subscription receivable	-	(66)	(9)
Additional paid-in capital	11,213,798	15,683,094	2,234,823
Accumulated deficits	(20,865,686)	(26,296,475)	(3,747,218)
Accumulated other comprehensive income/(loss)	17,555	(26,402)	(3,762)
Total ZEEKR shareholders’ deficit	(9,631,387)	(10,636,488)	(1,515,687)
Non-controlling interest	952,787	1,413,502	201,422
TOTAL SHAREHOLDERS’ DEFICIT	(8,678,600)	(9,222,986)	(1,314,265)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	27,117,500	32,707,366	4,660,761

ZEEKR INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Amounts in thousands, except share/ADS and per share/ADS data and otherwise noted)

	Three Months Ended
	September 30	June 30	September 30	September 30
	2023	2024	2024	2024
	RMB	RMB	RMB	US$
Revenues:
Vehicle sales	10,143,742	13,438,241	14,401,309	2,052,170
Sales of batteries and other components	3,288,766	5,299,171	3,245,331	462,456
Research and development service and other services	612,103	1,302,639	711,362	101,368
Total revenues	14,044,611	20,040,051	18,358,002	2,615,994
Cost of revenues:
Vehicle sales	(8,308,327)	(11,533,020)	(12,146,781)	(1,730,902)
Sales of batteries and other components	(3,050,588)	(4,223,452)	(2,808,646)	(400,229)
Research and development service and other services	(396,289)	(833,756)	(460,775)	(65,660)
Total cost of revenues	(11,755,204)	(16,590,228)	(15,416,202)	(2,196,791)
Gross profit	2,289,407	3,449,823	2,941,800	419,203
Operating expenses:
Research and development expenses	(2,018,136)	(2,623,471)	(1,966,167)	(280,177)
Selling, general and administrative expenses	(1,813,890)	(2,604,665)	(2,274,751)	(324,149)
Other operating income, net	34,851	57,287	82,747	11,791
Total operating expenses	(3,797,175)	(5,170,849)	(4,158,171)	(592,535)
Loss from operations	(1,507,768)	(1,721,026)	(1,216,371)	(173,332)
Interest expense	(28,186)	(23,396)	(8,088)	(1,153)
Interest income	27,614	42,537	43,255	6,163
Other income/(expense), net	6,020	(7,809)	54,967	7,833
Loss before income tax expense and share of losses in equity method investments	(1,502,320)	(1,709,694)	(1,126,237)	(160,489)
Share of income in equity method investments	33,021	85,852	81,500	11,614
Income tax benefits/(expense)	13,605	(184,980)	(94,409)	(13,453)
Net loss	(1,455,694)	(1,808,822)	(1,139,146)	(162,328)
Less: income attributable to non-controlling interest	20,368	381,363	87,134	12,416
Net loss attributable to shareholders of ZEEKR	(1,476,062)	(2,190,185)	(1,226,280)	(174,744)

ZEEKR INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE
(LOSS)/INCOME (CONTINUED)

(Amounts in thousands, except share/ADS and per share/ADS data and otherwise noted)

	Three Months Ended
	September 30	June 30	September 30	September 30
	2023	2024	2024	2024
	RMB	RMB	RMB	US$
Net loss per share attributed to ordinary shareholders:
Basic and diluted	(0.74)	(0.95)	(0.48)	(0.07)
Weighted average shares used in calculating net loss per share:
Basic and diluted	2,000,000,000	2,301,866,887	2,552,901,668	2,552,901,668
Net loss per ADS attributed to ordinary shareholders:
Basic and diluted	-	(9.51)	(4.80)	(0.68)
Weighted average ADS used in calculating net loss per ADS:
Basic and diluted	-	230,186,689	255,290,167	255,290,167
Net loss	(1,455,694)	(1,808,822)	(1,139,146)	(162,328)
Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation adjustments	(35,240)	74,670	(75,858)	(10,810)
Comprehensive loss	(1,490,934)	(1,734,152)	(1,215,004)	(173,138)
Less: comprehensive income/(loss) attributable to non-controlling interest	20,368	381,363	87,134	12,416
Comprehensive loss attributable to shareholders of ZEEKR	(1,511,302)	(2,115,515)	(1,302,138)	(185,554)

ZEEKR INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands, except share/ADS and per share/ADS data and otherwise noted)

	Three Months Ended
	September 30	June 30	September 30	September 30
	2023	2024	2024	2024
	RMB	RMB	RMB	US$
Loss from operations	(1,507,768)	(1,721,026)	(1,216,371)	(173,332)
Share-based compensation expenses	30,142	943,921	46,595	6,640
Non-GAAP loss from operations	(1,477,626)	(777,105)	(1,169,776)	(166,692)
Net loss	(1,455,694)	(1,808,822)	(1,139,146)	(162,328)
Share-based compensation expenses	30,142	943,921	46,595	6,640
Non-GAAP net loss	(1,425,552)	(864,901)	(1,092,551)	(155,688)
Net loss attributable to ordinary shareholders	(1,476,062)	(2,190,185)	(1,226,280)	(174,744)
Share-based compensation expenses	30,142	943,921	46,595	6,640
Non-GAAP net loss attributable to ordinary shareholders of ZEEKR	(1,445,920)	(1,246,264)	(1,179,685)	(168,104)

Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share
Basic and diluted	2,000,000,000	2,301,866,887	2,552,901,668	2,552,901,668
Non-GAAP net loss per ordinary share attributed to ordinary shareholders
Basic and diluted	(0.72)	(0.54)	(0.46)	(0.07)
Weighted average number of ADS used in calculating Non-GAAP net loss per ADS
Basic and diluted	-	230,186,689	255,290,167	255,290,167
Non-GAAP net loss per ADS attributed to ordinary shareholders
Basic and diluted	-	(5.41)	(4.62)	(0.66)